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                                                                       Exhibit 4

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
COMBINED BUSINESS SEGMENT INFORMATION
(IN THOUSANDS OF CANADIAN DOLLARS)

                                                               FOR THE THREE MONTHS ENDED MAY 31
                                                       -------------------------------------------------
                                                         2003                2002                 2002
                                                        ACTUAL              ACTUAL              PROFORMA
                                                                                                  (2)
REVENUE
TELEVISION
Canada                                                 207,635             208,784              208,784
Australia - Network TEN                                 86,054              71,542               71,542
New Zealand - TV3 and TV4                               24,096              17,251               17,251
Ireland - TV3                                            8,556               7,039                7,039
                                                       -------             -------              -------
                                                       326,341             304,616              304,616

RADIO - NEW ZEALAND                                     17,644              14,568               14,568

ENTERTAINMENT - CANADA                                  36,074              31,036               31,036

PUBLICATIONS AND ONLINE - CANADA                       300,566             339,278              289,640

OUTDOOR - AUSTRALIA                                      9,478               9,714                9,714

Inter-segment revenue                                   (1,359)               (942)                (942)
                                                       -------             -------              -------

TOTAL REVENUE                                          688,744             698,270              648,632
                                                       =======             =======              =======

OPERATING PROFIT
TELEVISION
Canada                                                  82,944              75,387               75,387
Australia - Network TEN                                 21,562              16,297               16,297
New Zealand - TV3 and TV4                                   90              (1,641)              (1,641)
Ireland - TV3                                            2,736               2,094                2,094
                                                       -------             -------              -------
                                                       107,332              92,137               92,137

RADIO - NEW ZEALAND                                      4,421               3,262                3,262

ENTERTAINMENT - CANADA                                  (5,339)             (1,501)              (1,501)

PUBLICATIONS AND ONLINE - CANADA                        71,757              84,629               68,616

OUTDOOR - AUSTRALIA                                        777                 193                  193
                                                       -------             -------              -------

SEGMENT OPERATING PROFIT                               178,948             178,720              162,707

Corporate expenses                                       6,728               7,401                7,401
Restructuring expenses                                  21,053                   -                    -
                                                       -------             -------              -------

OPERATING PROFIT (EBITDA)                              151,167             171,319              155,306
                                                       =======             =======              =======

(1) Combined results include the Company's 57.1% (57.5% to February 27, 2003) economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold in August 2002 and exclude the results of the community newspapers sold in February 2003 for the period from February 15, 2002 to August 31, 2002.

CANWEST GLOBAL COMMUNICATIONS CORP. (1)
COMBINED BUSINESS SEGMENT INFORMATION
(IN THOUSANDS OF CANADIAN DOLLARS)


                                                               FOR THE NINE MONTHS ENDED MAY 31
                                                     --------------------------------------------------
                                                       2003                2002                 2002
                                                      ACTUAL              ACTUAL              PROFORMA
                                                                                                 (2)
REVENUE
TELEVISION
Canada                                                 593,461             564,995              564,995
Australia - Network TEN                                245,996             200,096              200,096
New Zealand - TV3 and TV4                               69,549              48,738               48,738
Ireland - TV3                                           26,520              21,973               21,973
                                                     ---------           ---------            ---------
                                                       935,526             835,802              835,802

RADIO - NEW ZEALAND                                     54,654              44,909               44,909

ENTERTAINMENT - CANADA                                 119,297             129,662              129,662

PUBLICATIONS AND ONLINE - CANADA                       900,003             983,288              880,580

OUTDOOR - AUSTRALIA                                     27,941              28,928               28,928

Inter-segment revenue                                   (5,469)             (4,841)              (4,841)
                                                     ---------           ---------            ---------

TOTAL REVENUE                                        2,031,952           2,017,748            1,915,040
                                                     =========           =========            =========

OPERATING PROFIT
TELEVISION
Canada                                                 206,833             182,774              182,774
Australia - Network TEN                                 77,464              61,089               61,089
New Zealand - TV3 and TV4                                7,063              (4,043)              (4,043)
Ireland - TV3                                            8,651               6,807                6,807
                                                     ---------           ---------            ---------
                                                       300,011             246,627              246,627

RADIO - NEW ZEALAND                                     15,168              11,648               11,648

ENTERTAINMENT - CANADA                                  (4,756)              4,225                4,225

PUBLICATIONS AND ONLINE - CANADA                       206,510             234,774              203,201

OUTDOOR - AUSTRALIA                                      2,106               1,278                1,278
                                                     ---------           ---------            ---------

SEGMENT OPERATING PROFIT                               519,039             498,552              466,979

Corporate expenses                                      17,197              18,391               18,391
Restructuring expenses                                  21,053                   -                    -
                                                     ---------           ---------            ---------

OPERATING PROFIT (EBITDA)                              480,789             480,161              448,588
                                                     =========           =========            =========

(1) Combined results include the Company's 57.1% (57.5% to February 27, 2003) economic interest in Network TEN.

(2) Proforma results exclude the results of community newspapers sold in August 2002 and exclude the results of the community newspapers sold in February 2003 for the period from February 15, 2002 to August 31, 2002.

                                                                               2